Exhibit 99.1

ZK International Group Co., Ltd. Announces Record Revenue of $31.5 Million, An

Increase of 18.6% for the Fiscal First Half of 2019

WENZHOU, China, September 17, 2019 -- ZK International Group Co., Ltd. (ZKIN) ("ZK International" or the "Company"), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for water and gas supplies, today announced its unaudited financial results for the six months ended March 31, 2019.

•	Revenue increased 18.6% year-over-year to $31.54 million as compared to $26.60 million
•	Net income attributable to ZK International increased 5.3% year-over-year to $3.84 million as compared to $3.65 million
•	Gross profit decreased 6.4% year-over-year to $8.08 million as compared to $8.63 million; Gross margin decreased to 25.6% as compared to 32.4% for the same period of the last fiscal year
•	Income from operations decreased by 7.1% year-over-year to $4.53 million as compared to $4.87 million; Operating margin decreased to 14.4% as compared to 18.3% for the same period of the last fiscal year
•	A debt settlement with Jiancong Huang, the CEO and Chairman of the Board of the Company, by issuance of 3,280,525 shares of ordinary share at $2.83 per share on August 15, 2018
•	Earnings per share was $0.23 for the six months ended March 31, 2019, compared to $0.29 for the same period of the last fiscal year

Financial Highlights for the six months ended March 31, 2019

	For the Six Months Ended March 31,
($ millions, except per share data)	2019	2018	% Change
Revenue	$31.54	$26.60	18.6%
Gross profit	$8.08	$8.63	-6.4%
Gross margin	25.6%	32.4%	-6.8 percentage points
Income from operations	$4.53	$4.87	-7.1%
Operating margin	14.4%	18.3%	-3.9 percentage points
Net income attributable to ZK International	$3.84	$3.65	5.3%
Total comprehensive income	$4.27	$3.87	10.45%

Mr. Jiancong Huang, Chairman and Chief Executive Officer of ZK International, commented, "Our first half of fiscal year 2019 results reflected the continued strength in sales volume partially offset by decreased weighted average selling prices (“ASP”) for our products and the depreciation of RMB against US$. As measured in RMB, revenue increased by 23.06% year-over-year to RMB215.4 million despite decrease in blended ASP.”

Mr. Huang continued, "Despite continuing headwinds with challenging pricing environment and depreciation of RMB against US Dollar during the second half of fiscal year 2019, our orders book remains strong and we expect it to continue to drive double digits growth in both sales volume and revenue in the second half of fiscal year 2019 as we continue to expand our product portfolio, build our brands and cultivate new customer relations”.

Financial Results for the Six Months Ended March 31, 2019

Revenue

For the six months ended March 31, 2019, revenue increased by $4.94 million, or 18.6%, to $31.54 million from $26.60 million for the same period of the last fiscal year. The increase in revenue is primarily attributable to the increased sales volume of stainless steel coil products, partially offset by 5.4% depreciation of RMB against US$. As measured in RMB, revenue increased by 23.06% year-over-year to RMB215.4 million, thanks to continued growth in overall sales volume that more than offset the decrease in blended ASP as prices for steel strips and coils dropped during six months ended March 31, 2019.

Gross Profit

Gross profit decreased by $0.55 million, or 6.4%, to $8.08 million for the six months ended March 31, 2019 from $8.63 million for the same period of last fiscal year. As a result, gross margin decreased by 6.82 points to 25.6% for the six months ended March 31, 2019 from 32.4% for the same period of last fiscal year. The decrease in gross margin was primarily due to decreased percentage of sales from higher margin, premium pipe products versus increased percentage of sales from lower margin stainless steel coil products.

Operating Expenses

Selling and marketing expenses decreased by $0.38 million, or 22.2%, to $1.34 million for the six months ended March 31, 2019 from $1.73 million for the same period of last fiscal year. As a percentage of sales, selling and marketing expenses was 5.1% for the six months ended March 31, 2019, compared to 6.5% for the same period of last fiscal year.

General and administrative expenses increased by $0.15 million, or 11.3%, to $1.45 million for the six months ended March 31, 2019 from $1.31 million for the same period of last fiscal year. As a percentage of sales, general and administrative expenses was 5.6% for the six months ended March 31, 2019, compared to 4.9% for the same period of last fiscal year.

Research and development expenses was $0.75 million for the six months ended March 31, 2019, compared to $0.72 million for the same period of last fiscal year. As a percentage of sales, research and development expenses was 2.9% for the six months ended March 31, 2019, compared to 2.7% for the same period of last fiscal year.

Total operating expenses decreased by $0.20 million, or 5.4%, to $3.55 million for the six months ended March 31, 2019 from $3.75 million for the same period of last fiscal year. As a percentage of sales, total operating expenses was 13.6% for the six months ended March 31, 2019, compared to 14.1% for the same period of last fiscal year.

Income from Operations

Income from operations decreased by $0.35 million, or 7.1%, to $4.53 million for the six months ended March 31, 2019 from $4.87 million for the same period of last fiscal year. As a result, operating margin decreased by 4.0 points to 14.4% for the six months ended March 31, 2019 from 18.3% for the same period of last fiscal year. The decrease in operating margin was primarily due to decreased gross margin and was partially offset by lowered operating expenses as a percentage of sales.

Other Income (Expenses)

Interest expenses was $0.63 million for the six months ended March 31, 2019, compared to $0.57 million for the same period of last fiscal year. Other income was $0.63 million for the six months ended March 31, 2019, compared to $0.01 million for the same period of last fiscal year. As a result, total net other income was $6,666 for the six months ended March 31, 2019, compared to total net other expenses of $0.56 million for the same period of last fiscal year.

Income before Income Taxes

Income before income taxes increased by $0.22 million, or 5.1%, to $4.53 million for the six months ended March 31, 2019 from $4.32 million for the same period of last fiscal year. The increase in income before income taxes was primarily related to increased other income.

Net Income and EPS

Net income increased by $0.19 million, or 5.3%, to $3.88 million for the six months ended March 31, 2019 from $3.69 million for the same period of last fiscal year. Net margin decreased by 1.55 percentage points to 12.3% for the six months ended March 31, 2019 from 13.9% for the same period of last fiscal year.

After deducting for non-controlling interests, net income attributable to ZK International was $3.84 million, or $0.23 per basic and diluted share for the six months ended March 31, 2019, compared to $3.65 million, or $0.29 per basic and diluted share for the same period of last fiscal year. Weighted average number of shares outstanding was 16,528,037 for the six months ended March 31,2019, compared to 13,175,841 (diluted) for the same period of last fiscal year. The increase of shares outstanding was primarily attributable to the debt settlement with Jiancong Huang, the CEO and Chairman of the Board of the Company, by issuance of 3,280,525 shares of ordinary share at $2.83 per share on August 15, 2018.

Financial Condition

As of March 31, 2019, cash and cash equivalents and short-term investments totaled $2.70 million, compared to $8.53 million as of September 30, 2018. Short-term bank borrowings were $19.30 million as of March 31, 2019, compared to $19.27 million as of September 30, 2018.

Accounts receivable was $26.09 million as of March 31, 2019, compared to $27.13 million as of September 30, 2018. Inventories were $20.34 million as of March 31, 2019, compared to $17.79 million as of September 30, 2018. Accounts payable was $2.26 million as of March 31, 2019, compared to $1.67 million as of September 30, 2018.

Total current assets and current liabilities were $63.63 million and $34.93 million, respectively, leading to a current ratio of 1.78 as of March 31, 2019. This compared to total current assets and current liabilities were $64.35 million and $39.13 million, respectively, and current ratio of 1.64 as of September 30, 2018.

Recent Developments

On August 20, 2019, the Company announced that the Chinese government started implementing a new Assessment Standard for Green Buildings ('the New Standard") this month, which the Company believes provides a favorable catalyst for the stainless steel pipe industry for years to come and could potentially benefit companies such as ZK International.  The New Standard, coded with National Standard No.: GB/T50378-2019, was promulgated by the Ministry of Housing and Urban-Rural Development and the State Administration for Market Regulation on March 13, 2019 (Notice No. 61) and went into effect on August 1, 2019. As part of the New Standard, it requires the mandatory use of stainless steel or copper pipes over more traditional PPR, synthetic plastic or galvanized pipes for water supply.

On April 17, 2019, the Company provided revenue guidance for the fiscal year 2019, anticipating revenue to increase by $13.7 million, or 25%, to approximately $68.6 million for the fiscal year ending September 30, 2019 from $54.9 million for the fiscal year ended September 30, 2018.

On December 11, 2018, the Company announced that it was selected by China Railway First Bureau Group Construction and Installation Engineering Co., Ltd. to supply its premium thin-walled, stainless steel piping products for Phase II of Beijing's Rail Transit Line 7. The bid, valued at $580,000 (RMB 3.98 million), marked the Company’s entry into China’s $116 billion rail transportation infrastructure market.

On October 9, 2018, the Company announced that it won leading bid to supply up to $3 million of stainless steel piping to Zhuhai Water Environment Holding Group Co., Ltd., one of China’s Top 40 Most Influential Water Companies.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 33 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors. ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube", and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but also to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

Tony Tian, CFA
Weitian Group LLC
Phone: +1 (732) 910-9692
Email: ttian@weitianco.com

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income (Loss)

For the Six Months Ended March 31, 2019 and 2018 (Unaudited)

 (IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the Six Months Ended March 31,
	2019	2018
Revenues	31,536,768	$26,599,838
Cost of sales	23,458,744	17,971,990
Gross profit	8,078,024	8,627,848

Operating expenses:
Selling and marketing expenses	1,341,875	1,725,830
General and administrative expenses	1,454,760	1,306,653
Research and development costs	754,315	722,331
Total operating expenses	3,550,950	3,754,814

Operating Income	4,527,074	4,873,034

Other income (expenses):
Interest expenses	(626,036)	(571,973)
Interest income	4,856	4,857
Other income (expenses), net	627,846	9,358
Total other expenses, net	6,666	(557,758)

Income before income taxes	4,533,740	4,315,276

Income tax provision	652,859	628,372

Net income	3,880,881	$3,686,904
Net income attributable to non-controlling interests	41,453	39,219

Net income attributable to ZK International Group Co., Ltd.	3,839,428	$3,647,684

Net income	3,880,881	$3,686,904

Other comprehensive loss:
Foreign currency translation adjustment	390,711	180,714

Total comprehensive income	4,271,592	3,867,618
Comprehensive income attributable to non-controlling interests	(43,914)	47,005
Comprehensive income attributable to ZK International Group Co., Ltd.	4,227,678	3,820,613

Basic and diluted earnings per share
Basic	0.23	0.29
Diluted	0.23	0.29
Weighted average number of shares outstanding
Basic	16,528,037	13,147,929
Diluted	16,528,037	13,175,841

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2019 and September 30, 2018 (Unaudited)

(IN U.S. DOLLARS)

	March 31,	September 30,
	2019	2018
Assets
Current assets
Cash and cash equivalents	$1,943,185	$7,682,589
Short-term Investment	752,630	850,829
Accounts receivable, net of allowance for doubtful accounts of $1,997,310 and $1,817,050, respectively	26,094,921	27,134,237
Notes receivable	1,147,248	414,352
Other receivables	5,413,916	2,624,022
Due from Related Parties	-	22,278
Inventories	20,339,133	17,792,187
Advance to suppliers	7,938,260	7,826,679
Total current assets	63,629,293	64,347,173
Property, plant and equipment, net	6,762,456	6,280,412
Intangible assets, net	951,259	938,221
Deferred tax assets	306,596	299,596
Long-term Deposit	4,328,652	4,229,827
Other long-term assets	486,247	303,334
TOTAL ASSETS	$76,464,503	$76,398,563
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,256,469	$1,670,427
Accrued expenses and other current liabilities	6,253,267	5,934,733
Accrued payroll and welfare	1,131,590	887,201
Advance from customers	1,055,186	3,410,322
Related party payables	-	3,694,469
Short-term bank borrowings	19,303,552	19,270,530
Income tax payable	4,925,256	4,263,289
TOTAL LIABILITIES	$34,925,320	$39,130,971

Equity
Common stock, no par value, 50,000,000 shares authorized, 16,528,037 and 13,068,346 shares issued and outstanding, respectively
Additional paid-in capital	17,998,933	17,998,933
Statutory surplus reserve	2,447,154	2,031,775
Retained earnings	20,562,641	17,138,593
Accumulated other comprehensive income (loss)	260,794	(127,456)
Total equity attributable to ZK International Group Co., Ltd.	41,269,522	37,041,845
Equity attributable to non-controlling interests	269,661	225,747
Total equity	41,539,183	37,267,592
TOTAL LIABILITIES AND EQUITY	$76,464,503	$76,398,563